Exhibit 21.1
List of Subsidiaries of Summit Hotel Properties, Inc.

Name	State of Incorporation or Organization
1. Summit Hotel OP, LP	Delaware
2. Summit Hotel TRS, Inc.	Maryland
3. Summit Hotel GP, LLC	Delaware
4. Summit Hospitality I, LLC	Delaware
5. Summit Hospitality V, LLC	South Dakota